Exhibit 99.1

The Hague, January 17, 2008

Johan van der Werf to step down as CEO of AEGON The Netherlands

AEGON N.V. today announced that Johan van der Werf will step down as Chief Executive Officer of AEGON The Netherlands, effective January 21, 2008. Mr. van der Werf (55), who also serves on the Management Board of AEGON N.V., has led the Dutch organization since 2002 and has worked for AEGON and its predecessors since 1982. Mr. van der Werf will serve as an advisor to the Executive Board for the remainder of the year. Pending the Executive Board’s selection of Mr. van der Werf’s successor, the Management Board of AEGON The Netherlands will report to Jos Streppel1), Chief Financial Officer of AEGON N.V.

Mr. van der Werf stated: “These past 26 years with AEGON have been extremely gratifying. I am proud of the work we have accomplished to create a more efficient organization and increase customer satisfaction, while positioning AEGON The Netherlands for future growth. I wish to thank my colleagues and our dedicated employees who have enabled us to achieve the progress we have made in recent years. While the decision to leave AEGON has been difficult for me personally, I have every confidence that AEGON The Netherlands will secure an even stronger position in the years ahead.”

“We thank Johan for his many years of leadership and commitment to AEGON,” said Chairman of the Executive Board Donald J. Shepard. “In recent years, he has played a key role in improving our Dutch operations and increasing customer service levels in what continues to be a challenging market environment. We will build on this progress to further strengthen the position of AEGON The Netherlands in the years ahead. We wish Johan every success in his new pursuits. In the meantime, we are confident that our capable and experienced management team of AEGON The Netherlands will successfully oversee the day-to-day operations of our Dutch business.”

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Mr. Streppel has been a member of the Executive Board since 2000. He currently serves as a member of the Supervisory Boards of Royal KPN N.V. and Van Lanschot Bankiers N.V. and is a member of the Dutch Monitoring Committee Corporate Governance.

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA) | Media Relations: +31 (0)70 344 83 44 (NL)

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 30,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

CONTACT INFORMATION

Group Corporate Communications & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free) / +1 410 576 45 77

Media	+31 (0)70 344 83 44

E-mail	gca-ir@aegon.com	ir@aegonusa.com

Website	www.aegon.com

DISCLAIMER

The statements contained herein that are not historical facts may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management’s current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements. These forward-looking statements involve risks and uncertainties including the factors set forth in our Annual Report on Form 20-F, which is available for review at www.aegon.com and www.sec.gov.

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